UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11–K

[X]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

[ ]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from…………………………to………………………..

Commission file number………..001-14423…………[Plexus Corp.]

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PLEXUS CORP. 401(k) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PLEXUS CORP.
ONE PLEXUS WAY
NEENAH, WI 54956

Plexus Corp.
401(k) Retirement Plan
Financial Statements and Supplemental Schedule
December 31, 2013 and 2012

Plexus Corp.
401(k) Retirement Plan
Index to Financial Statements

Page(s)

Reports of Independent Registered Public Accounting Firms	1-2

Financial Statements

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-13

Supplemental Schedule

Schedule H, Line 4i: Schedule of Assets (Held at End of Year)	14

Note:    Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Plexus Corp. 401(k) Retirement Plan
Neenah, Wisconsin

We have audited the accompanying statement of net assets available for benefits of Plexus Corp. 401(k) Retirement Plan (the “Plan”) as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Plexus Corp. 401(k) Retirement Plan as of December 31, 2013, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ Grant Thornton LLP
Appleton, WI
June 20, 2014

Report of Independent Registered Public Accounting Firm

Plan Administrator
Plexus Corp. 401(k) Retirement Plan
Neenah, Wisconsin

We have audited the accompanying statement of net assets available for benefits of Plexus Corp. 401(k) Retirement Plan as of December 31, 2012. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, in conformity with accounting principles generally accepted in the United States.

Wipfli LLP

June 12, 2013
Green Bay, Wisconsin

Plexus Corp. 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	2013	2012

Assets
Investments, at fair value (See Notes 3 and 4)	$239,416,837	$194,094,542

Receivables
Employer's contribution	69,060	114,244
Participants' contributions	122	32,323
Notes receivable from participants	5,480,880	5,428,998
Total receivables	5,550,062	5,575,565

Net assets reflecting investments at fair value	244,966,899	199,670,107

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment
contracts	(154,378)	(468,503)

Net assets available for benefits	$244,812,521	$199,201,604

The accompanying notes are an integral part of these financial statements.

Plexus Corp. 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2013

Additions
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$40,802,109
Dividends	6,064,830
Total investment income	46,866,939

Interest income on notes receivable from participants	229,561

Contributions:
Employer's	5,960,977
Participants'	11,104,840
Participants' rollovers	895,795
Total contributions	17,961,612
Total additions	65,058,112

Deductions
Deductions from net assets attributed to:
Benefits paid to participants	19,121,459
Administrative expenses	325,736
Total deductions	19,447,195

Net increase	45,610,917

Net assets available for benefits
Beginning of year	199,201,604
End of year	$244,812,521

The accompanying notes are an integral part of this financial statement.

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2013 and 2012

1. Description of Plan
The following description of the Plexus Corp. 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description (“SPD”) for a more complete description of the Plan’s provisions.
General
The Plan is a contributory defined contribution plan covering substantially all United States (“U.S.”) employees of Plexus Corp. (“Plexus,” the “Company” or the “Employer”) and affiliated employers, as defined therein. Employees are eligible to participate immediately following their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
Contributions
Employee contributions are based on voluntary elections via phone or Internet by the participants directing the Company to defer a stated amount from the participant’s compensation. Participants may elect to defer up to 75% of their annual compensation. New hires and rehires are subject to the automatic enrollment provisions under the Plan. Unless the new hire/rehire waives enrollment, employees are enrolled with a 4% deferral election, and the deferral election will increase 1% each year up to a maximum of 10% of their annual compensation.
The safe harbor matching contribution will be determined on an annual basis; however, on a per pay period basis, the Company makes a matching contribution on behalf of each eligible participant equal to 100% of the first 4% of the participant’s compensation contributed to the Plan. Participants are eligible for the matching contribution immediately following their date of hire. Contributions are limited by Section 401(k) of the Internal Revenue Code (the “IRC”). The Plan permits rollover contributions from other qualified plans; however, rollover contributions are not eligible for the Company matching contribution.
Investment Alternatives
Plan participants may direct their entire account balances in partial percentage increments to any of the various investment options offered by the Plan. Company contributions are also invested based upon participant allocation elections. Participants may change their investment options on a daily basis.
Participant Accounts and Allocations
Participant recordkeeping is performed by Massachusetts Mutual Life Insurance Company Retirement Services ("MassMutual"), which, effective January 1, 2013, acquired the Retirement Plans Group of The Hartford Financial Services Group, Inc., the previous recordkeeper for the Plan. For all investment programs that are mutual funds, MassMutual maintains participant balances on a share method. Participant investments in the Wells Fargo Stable Value Fund C and Wells Fargo Stable Value Fund M are accounted for on a unit value method. Units and unit values for these funds as of December 31, 2013 and 2012 were as follows:

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2013 and 2012

	Units		Unit Value
	December 31,		December 31,
	2013	2012	2013	2012
Wells Fargo Stable Value Fund C	$387,846	$ -	$49.74	$ -
Wells Fargo Stable Value Fund M	-	342,443	-	47.16

Each participant’s account is credited with the participant’s contributions and allocations of Company contributions and Plan earnings (losses). Transaction fees charged for participant loans and distributions are allocated directly to that participant’s account. Allocations of Plan earnings (losses) are based on participant account balances in relation to total fund account balances, as defined by the Plan document.
Vesting and Distributions
Participants immediately vest in all contributions made to the Plan. Participant accounts are distributable, in full or as partial withdrawals, in the form of a lump sum payment or substantially equal installments of cash or in whole shares of Company securities as elected by the participant upon retirement, termination of employment, death, disability, financial hardship, or attainment of age 59-1/2. Participant account balances of less than $5,000 may be automatically distributed in a lump sum. In addition, participant accounts can be rolled over into an individual retirement account (“IRA”) or another qualified defined contribution plan. Participant distributions may not be deferred past April 1 of the calendar year following the year in which the participant attains age 70-1/2. Forfeitures of unclaimed distributions are used to offset Company matching contributions.
Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Participants may have a maximum of three loans outstanding against their account at one time. Loan terms range up to five years. Loans are collateralized by the balance in the participant’s account and bear interest at the prime rate plus 1% at the time of loan origination. Principal and interest are paid ratably through regular payroll deductions.
Plan Reimbursement Account
As part of the recordkeeping and administrative service fee arrangement with MassMutual, MassMutual reimburses investment fund related revenue received by MassMutual relating to the Plan that is in excess of the agreed upon service fee structure.  The reimbursement amounts, if any, are paid to the Plan in a Plan Reimbursement Account.  Investment fund related revenue received by MassMutual typically includes Rule 12b-1 fees and service fees paid by the fund or the fund’s affiliates.  The Plan Reimbursement Account may be used by the Plan to pay direct and necessary expenses of the Plan; these fees are reflected as appreciation in

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2013 and 2012

investments. Plan reimbursement revenue amounted to approximately $220,000 and $182,000 for the years ended December 31, 2013 and 2012, respectively.
2. Summary of Significant Accounting Policies
Accounting Method
The financial statements of the Plan are prepared under the accrual method of accounting.
As described in the accounting guidance issued by the Financial Accounting Standards Board (the "FASB"), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. Contract value for those collective trusts is based on net asset value as reported by the fund advisor. As required by the accounting guidance, the Statements of Net Assets Available for Benefits present the fair value of the investment as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Use of Estimates
The preparation of the accompanying financial statements in conformity with generally accepted accounting principles (“GAAP”) in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value is the price that would be received on the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.
The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation on those investments. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recognized when earned.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2013 and 2012

Risks and Uncertainties
The Plan provides for various investment options in a combination of different investment securities. The Plan’s investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
Payment of Benefits
Benefits are recorded when paid except for any excess contributions payable to participants, which are recorded as they become payable.
Administrative Expenses
Certain expenses of maintaining the Plan are paid directly by the Company and are not reflected within the financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participants' accounts and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.
Subsequent Events
Subsequent events have been evaluated through the date the financial statements were issued.

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2013 and 2012

3.	Investments
The following presents investments that represent 5% or more of the Plan’s net assets:

	2013	2012
Vanguard Institutional Index Fund, 173,041 and
199,359 shares, respectively	$29,292,469	$26,020,327
T. Rowe Price 2030, 960,525
and 0 shares, respectively	21,707,873	—
ING Small-Cap Opportunities, 329,552
and 0 shares, respectively	19,690,754	—
Wells Fargo Stable Value Fund C*, 387,846
and 0 units, respectively	19,297,187	—
Plexus Corp. Common Stock, 409,122 and
613,139 shares, respectively	17,710,891	15,818,986
T. Rowe Price 2040, 743,812
and 0 shares, respectively	17,412,637	—
American EuroPacific Growth Fund, 372,036 and
372,974 shares, respectively	16,034,551	15,373,993
T. Rowe Price Equity Income Fund, 433,218 and
517,376 shares, respectively	14,226,892	13,653,554
Vanguard Total Bond Market Index Fund, 909,500
and 1,692,573 shares, respectively	**	18,770,631
T. Rowe Price Intl. Growth and Income Fund, 307,060
and 1,024,734 shares, respectively	**	13,444,506
Columbia Small Cap Growth II Fund, 0 and
1,341,432 shares, respectively	—	17,277,648
Wells Fargo Stable Value Fund M*, 0 and
342,443 units, respectively	—	16,155,314
T. Rowe Price Real Estate Fund, 0 and
690,073 shares, respectively	—	14,643,356
*Investment contract shown at contract value, which is the relevant measurement attribute for fully benefit-responsive investment contracts.
**Less than 5% of plan assets available for benefits at 2013 year end.

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2013 and 2012

During 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $40,802,109, as follows:

Mutual Funds	$32,386,929
Common stock	8,240,581
Collective/Common Trust Funds	174,599
$40,802,109

4.	Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB Accounting Standards Codification Topic 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from, or corroborated by, observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Mutual Funds and Money Market Funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year end. The NAV is a quoted price in an active market.
Common Stock: Valued at the closing price reported on the active market on which the common stock is traded.

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2013 and 2012

Collective/Common Trust Fund: The fair values of Wells Fargo Stable Value Fund C and Wells Fargo Stable Value Fund M are based on the underlying unit value reported by Wells Fargo Stable Return Fund G (“Fund G”) valued at the NAV. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. Fund G invests in investment contracts issued or sponsored by various insurance companies, commercial banks, and investment funds.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table lists the fair values of investments as of December 31, 2013:

	Fair Value Measurements Using Input Levels:
	Quotes Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual Funds
Growth funds	$53,347,176	$—	$—	$53,347,176
Index funds	9,604,318	—	—	9,604,318
Value funds	6,178,627	—	—	6,178,627
Other funds	132,492,908	—	—	132,492,908
Total mutual funds	201,623,029	—	—	201,623,029
Common stock	17,710,891	—	—	17,710,891
Money markets	631,352			631,352
Collective / Common trust funds	—	19,451,565	—	19,451,565
Total investments measured at fair value	$219,965,272	$19,451,565	$—	$239,416,837

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2013 and 2012

The following table lists the fair values of investments as of December 31, 2012:

	Fair Value Measurements Using Input Levels:
	Quotes Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual Funds
Growth funds	$49,786,477	$—	$—	$49,786,477
Index funds	44,790,958	—	—	44,790,958
Value funds	4,650,982	—	—	4,650,982
Other funds	61,750,219	—	—	61,750,219
Total mutual funds	160,978,636	—	—	160,978,636
Common stock	15,818,986	—	—	15,818,986
Money markets	673,103			673,103
Collective / Common trust funds	—	16,623,817	—	16,623,817
Total investments measured at fair value	$177,470,725	$16,623,817	$—	$194,094,542

5.	Net Asset Value Per Share
The following table summarizes investments measured at estimated fair value based on NAV per unit as of December 31, 2013 and 2012:

December 31, 2013
				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value	Commitment	Frequency	Restrictions	Period
Wells Fargo Stable Value Fund C*	$19,451,565	none	Daily	none	none

December 31, 2012
				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value	Commitment	Frequency	Restrictions	Period
Wells Fargo Stable Value Fund M*	$16,623,817	none	Daily	none	none
*Investments are in general insurance contracts and security-backed contracts in which each contract issuer specifies specific events which may trigger a market value adjustment. At this time, the investment fund does

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2013 and 2012

not believe that the occurrence of any such market value event, which would limit the investment fund's ability to transact at contract value with participants, is probable.

6.	Tax Status
The Plan adopted the Hartford Retirement Services, Prototype Non-standard Profit Sharing Plan document, which received a favorable opinion letter from the Internal Revenue Service, dated March 31, 2008, stating that it is qualified under the applicable requirements of the IRC and is, therefore, not subject to tax under present income tax laws.  The Plan has been amended since receiving the opinion letter.  However, the Plan administrator believes the Plan is designed and is currently being operated in compliance, in all material respects, with the applicable IRC requirements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that would likely not be sustained upon examination by a taxing authority.  The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, the Plan is no longer subject to income tax examinations for years prior to 2010.

7.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

8.	Related Party Transactions
Certain Plan investments represent Employer securities. Transactions involving these investments are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.
Notes receivable from participants also qualify as party-in-interest transactions, but are exempt from the prohibited transaction rules of ERISA.

9.	Reclassifications
Certain amounts in the prior year were reclassified to conform to current year presentation.

Plexus Corp. 401(k) Retirement Plan
EIN: 39-1344447, PN: 001
Schedule of Assets (Held at End of Year)
December 31, 2013

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value **

	Vanguard Institutional Index Fund	Mutual Fund	$29,292,469
	T. Rowe Price 2030	Mutual Fund	21,707,873
	ING Small-Cap Opportunities	Mutual Fund	19,690,754
	Wells Fargo Stable Value Fund C, at contract value	Collective Trust Fund	19,297,187
*	Plexus Corp. Common Stock	Common Stock	17,710,891
	T. Rowe Price 2040	Mutual Fund	17,412,637
	American EuroPacific Growth Fund	Mutual Fund	16,034,551
	T. Rowe Price Equity Income Fund	Mutual Fund	14,226,892
	T. Rowe Price 2020	Mutual Fund	10,935,379
	T. Rowe Price 2035	Mutual Fund	10,597,556
	T. Rowe Price 2025	Mutual Fund	9,977,112
	Vanguard Total Bond Market Index Fund	Mutual Fund	9,604,318
	T. Rowe Price Blue Chip Growth	Mutual Fund	8,020,156
	American Beacon Small Cap Value	Mutual Fund	6,178,627
	Lazard Emerging Markets International	Mutual Fund	5,424,394
	T. Rowe Price Intl. Growth and Income Fund	Mutual Fund	4,780,927
	T. Rowe Price 2045	Mutual Fund	4,209,490
	T. Rowe Price 2015	Mutual Fund	2,108,414
	PIMCO Commodities Plus Institutional Fund	Mutual Fund	1,865,630
	Templeton Frontier Markets Adv	Mutual Fund	1,770,312
	T. Rowe Price Retirement Income	Mutual Fund	1,540,520
	Columbia Acorn International Z	Mutual Fund	1,414,577
	M.F.S Emerging Market Debt	Mutual Fund	1,401,963
	T. Rowe Price 2055	Mutual Fund	1,067,758
	Vanguard Inflation Protected Securities	Mutual Fund	891,215
	T. Rowe Price 2010	Mutual Fund	719,088
	T. Rowe Price 2050	Mutual Fund	750,417
	Money Market Funds	Money Market	631,352
			$239,262,459

	Participant Loans	4.25% interest rate; maturity
		dates ranging from 2014-2019	$5,480,880

*Party-in-interest.
**Related cost information is not required for participant-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PLEXUS CORP. 401(k) RETIREMENT PLAN

Date: June 20, 2014

/s/ Angelo M. Ninivaggi
Angelo M. Ninivaggi
Senior Vice President, Chief Administrative Officer, General Counsel and Secretary